UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

INTERNATIONAL SMART SOURCING, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46034D104

(CUSIP Number)

Jeffrey Marks
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

May 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46034D104	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ISSI Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

0*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Excludes shares beneficially owned by the managers and officers of ISSI Holdings LLC and the other reporting persons included in this Schedule 13D.

CUSIP NO. 46034D104	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Kassel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,295,000*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

5,295,000*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,295,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Includes 970,000 shares of Common Stock subject to stock options exercisable within 60 days. Excludes shares beneficially owned by the other reporting persons included in this Schedule 13D.

CUSIP NO. 46034D104	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Franzone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,595,000*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

2,595,000*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Includes 970,000 shares of Common Stock subject to stock options exercisable within 60 days. Excludes shares beneficially owned by the other reporting persons included in this Schedule 13D.

CUSIP NO. 46034D104	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,195,000*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

1,195,000*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,195,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Includes 95,000 shares of Common Stock subject to stock options exercisable within 60 days. Excludes shares beneficially owned by the other reporting persons included in this Schedule 13D.

CUSIP NO. 46034D104	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maryann Franzone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

500,000*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

500,000*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Excludes shares beneficially owned by the other reporting persons included in this Schedule 13D.

CUSIP NO. 46034D104	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dorothy Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

375,000*

	8	SHARED VOTING POWER

0*

	9	SOLE DISPOSITIVE POWER

375,000*

	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Excludes shares beneficially owned by the other reporting persons included in this Schedule 13D.

Item 1:          Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of International Smart Sourcing, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 320 Broad Hollow Road, Farmingdale, New York 11735.

Item 2:          Identity and Background.

          (a)         This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	ISSI Holdings LLC (“Holdings LLC”);

(ii)	David Kassel (“Mr. Kassel”);

(iii)	Andrew Franzone (“Mr. Franzone”);

(iv)	Harry Goodman (“Mr. Goodman”);

(v)	Maryann Franzone, the wife of Andrew Franzone (“Mrs. Franzone”); and

(vi)	Dorothy Goodman, the wife of Harry Goodman (“Mrs. Goodman”).

          Holdings LLC, Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group,” for purposes of Section 13(d)(3) of the Exchange Act, that has agreed to act together for the purpose of disposing of shares of Common Stock of the Issuer. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

          On May 8, 2006, the Issuer and Holdings LLC entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer agreed to sell to Holdings LLC all of the outstanding shares of capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for consideration including, among other things, the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer currently owned by Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman.

          (b) and (c)          Holdings LLC is a Delaware limited liability company that was organized solely for the purpose of consummating the transactions contemplated by the Stock Purchase Agreement. To date, Holdings LLC has not engaged in any business or other operations.  The board of managers of Holdings LLC consists of the following individuals:  Mr. Kassel, Mr. Franzone, Mr. David Hale (“Mr. Hale”), Mr. Goodman and Mr. Steven Sgammato (“Mr. Sgammato”).  The officers of Holdings LLC are as follows:  Mr. Kassel, Chairman; Mr. Hale, President; Mr. Franzone, Vice-President; Mr. Goodman, Secretary; and Mr. Sgammato, Treasurer.

          Mr. Kassel’s present principal occupation is manager and Chairman of Holdings LLC and member of the board of directors of the Issuer.  Mr. Franzone’s present principal occupation is President of Electronic Hardware Corp. (“EHC”), one of the Issuer’s three wholly-owned subsidiaries, and member of the board of directors of the Issuer.  Mr. Hale’s present principal occupation is Chairman, President, Chief Operating Officer, Acting Chief Financial Officer and member of the board of directors of the Issuer and President of Smart Sourcing, Inc., one of the Issuer’s three wholly-owned subsidiaries.  Mr. Goodman’s present principal occupation is Vice President of EHC and Secretary and member of the board of directors of the Issuer.  Mr. Sgammato’s present principal occupation is Vice-President of EHC.  Mrs. Franzone and Mrs. Goodman are not presently engaged in or employed by a business.

          The address of the principal place of business of each of the Reporting Persons (and the other managers and officers of Holdings LLC) is as follows:

(i) ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(ii) Mr. Kassel, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(iii) Mr. Franzone, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

(iv) Mr. Goodman, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

(v) Mr. Hale, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

(vi) Mr. Sgammato, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

(vii) Mrs. Franzone, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

(viii) Mrs. Goodman, c/o International Smart Sourcing, Inc., 320 Broad Hollow Road, Farmingdale, New York 11735.

          (d)          During the last five years, none of the Reporting Persons (or any of the other managers or officers of Holdings LLC) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)          During the last five years, none of the Reporting Persons (or any of the other managers or officers of Holdings LLC) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)          The citizenship of each of the Reporting Persons (and the other managers and officers of Holdings LLC) is as follows:

(i) Holdings LLC is a Delaware limited liability company;

(ii) Mr. Kassel is a United States citizen;

(iii) Mr. Franzone is a United States citizen;

(iv) Mr. Goodman is a United States citizen;

(v) Mr. Hale is a United States citizen;

(vi) Mr. Sgammato is a United States citizen;

(vii) Mrs. Franzone is a United States citizen; and

(viii) Mrs. Goodman is a United States citizen.

Item 3:          Source and Amount of Funds or Other Consideration.

          This Schedule 13D is not being filed to report the acquisition of shares of Common Stock of the Issuer.  The Reporting Persons may be deemed to constitute a “group,” for purposes of Section 13(d)(3) of the Exchange Act, that has agreed to act together for the purpose of disposing of shares of Common Stock of the Issuer (currently owned by Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman) pursuant to the Stock Purchase Agreement.  The shares of Common Stock held by Messrs. Kassel, Franzone and Goodman were acquired in exchange for shares of one or more of the Company’s wholly-owned subsidiaries in a reorganization that occurred in 1998; the shares of the Company’s wholly-owned subsidiaries had been acquired by each of Messrs. Kassel, Franzone and Goodman with personal funds.  The shares of Common Stock held by Mrs. Franzone and Mrs. Goodman were acquired with the personal funds of Mrs. Franzone and Mrs. Goodman, respectively.

Item 4:          Purpose of the Transaction.

          The Stock Purchase Agreement provides that the Issuer will sell to Holdings LLC all of the outstanding capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for (i) the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer currently owned by Mr. Kassel, Mr. Goodman, Mr. Franzone, Mrs. Franzone and Mrs. Goodman; (ii) the sum of one million five hundred thousand dollars ($1,500,000) in cash; (iii) an amount in cash equal to 50% of the net income of the Issuer’s three wholly-owned subsidiaries in excess of $1,200,000 for the period commencing on January 1, 2006 and ending on December 31, 2006; and (iv) the assumption by Holdings LLC of the outstanding obligations under certain promissory notes of the Issuer, having an aggregate outstanding principal balance as of April 28, 2006 of $120,522, in favor of Mr. Kassel, Mr. Goodman and Mr. Franzone.

          The sale of the shares of the Issuer’s three wholly-owned subsidiaries will constitute the sale of substantially all of the assets of the Issuer, and, after the closing under the Stock Purchase Agreement, the Issuer will continue as a shell corporation with no business operations, no source of revenue, no material assets other than cash in the approximate amount of $1,500,000 and expenses and other liabilities in the approximate amount of $10,000.  In its preliminary proxy statement on Schedule 14A filed with the Commission on May 8, 2006, the Issuer stated that it intends to invest its resources in the acquisition of additional operating businesses and that it has entered into a nonbinding letter of intent for the purchase of Charter Fabrics, Inc., a turn-key operation for worldwide sourcing in the textile and cosmetic industries, with a specialty in Asia.  There can be no assurance that the Issuer will enter into a transaction with Charter Fabrics, Inc. or any other transaction.

          As a condition to the closing under the Stock Purchase Agreement, Mr. Franzone, Mr. Goodman and Mr. Sgammato will resign as directors and/or officers of the Issuer.  Mr. Hale intends to remain as an officer and director of the Issuer as well as a full-time employee of Holdings LLC for an interim period of time after such closing.  If the closing under the Stock Purchase Agreement occurs and Mr. Franzone and Mr. Goodman resign as directors, the Issuer will have two vacancies on its board of directors.  In its preliminary proxy statement on Schedule 14A filed with the Commission on May 8, 2006, the Issuer stated that in such event, and in the event the Issuer acquires Charter Fabrics, Inc., the Issuer’s board of directors may choose to nominate certain officers of Charter Fabrics, Inc. as directors.  However, there can be no assurance that the Issuer will acquire Charter Fabrics, Inc.

          In connection with the closing under the Stock Purchase Agreement, the Reporting Persons will transfer an aggregate of 7,925,000 shares of Common Stock of the Issuer, constituting approximately 41.9% of the Issuer’s outstanding shares of Common Stock, to the Issuer.  Additionally, at such closing, Mr. Kassel, Mr. Franzone and Mr. Goodman have agreed to terminate their stock options exercisable for 970,000, 970,000 and 95,000 shares, respectively, of Common Stock.

          If the transaction contemplated by the Stock Purchase Agreement is completed, the Reporting Persons (and the other managers and officers of Holdings LLC) will no longer own any shares of Common Stock of the Issuer, other than 500 shares of Common Stock held by Mr. Hale.

Item 5:          Interest in Securities of the Issuer.

          As of the date hereof, each of (i) Holdings LLC and (ii) all Reporting Persons as a group may be deemed to beneficially own 10,645,500 shares of Common Stock, constituting approximately 49.2% of the outstanding shares of Common Stock, which shares are held by the Reporting Persons (and the other managers and officers of Holdings LLC) as follows:

          (i)          Mr. Kassel is the beneficial owner of 5,295,000 shares of Common Stock (including 970,000 shares of Common Stock subject to stock options exercisable within 60 days), constituting approximately 26.6% of the outstanding shares of Common Stock.

          (ii)          Mr. Franzone is the beneficial owner of 2,595,000 shares of Common Stock (including 970,000 shares of Common Stock subject to stock options exercisable within 60 days), constituting approximately 13.0% of the outstanding shares of Common Stock.  Such shares do not include shares of Common Stock held by Mrs. Franzone, of which Mr. Franzone disclaims beneficial ownership.

          (iii)          Mr. Goodman is the beneficial owner of 1,195,000 shares of Common Stock (including 95,000 shares of Common Stock subject to stock options exercisable within 60 days), constituting approximately 6.2% of the outstanding shares of Common Stock.  Such shares do not include shares of Common Stock held by Mrs. Goodman, of which Mr. Goodman disclaims beneficial ownership.

          (iv)          Mr. Hale is the beneficial owner of 685,500 shares of Common Stock (including 685,000 shares of Common Stock subject to stock options exercisable within 60 days), constituting approximately 3.5% of the outstanding shares of Common Stock.

          (v)          Mrs. Franzone is the beneficial owner of 500,000 shares of Common Stock, constituting approximately 2.6% of the outstanding shares of Common Stock.  Such shares do not include shares of Common Stock held by Mr. Franzone, of which Mrs. Franzone disclaims beneficial ownership.

          (vi)          Mrs. Goodman is the beneficial owner of 375,000 shares of Common Stock, constituting approximately 1.9% of the outstanding shares of Common Stock.  Such shares do not include shares of Common Stock held by Mr. Goodman, of which Mrs. Goodman disclaims beneficial ownership.

          Each person named above has sole power to vote and dispose of the shares of Common Stock beneficially owned by him or her.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons (and by the other managers and officers of Holdings LLC).   The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by any other Reporting Person (or by any other manager or officer of Holdings LLC).

          All of the percentages set forth in this Schedule 13D are calculated based on Rule 13d-3(d)(1) of the Exchange Act, assuming an aggregate of 18,899,435 shares of Common Stock outstanding as of May 15, 2006, as set forth in the preliminary proxy statement on Schedule 14A filed by the Issuer with the Commission on May 8, 2006.

          Except for the transactions described in this Schedule 13D (including those described in Item 6, which information is incorporated herein by reference), there have been no other transactions in the securities of the Issuer by the Reporting Persons in the last 60 days.

Item 6:          Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          Pursuant to the Stock Purchase Agreement, the Issuer has agreed to sell to Holdings LLC all of the outstanding shares of capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for consideration including, among other things, the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer currently owned by Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman.  The preceding description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the detailed provisions of the Stock Purchase Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

          In connection with the Stock Purchase Agreement, on May 8, 2006, the Reporting Persons entered into a voting agreement with the Issuer (the “Voting Agreement”) pursuant to which each Reporting Person agreed to attend the meeting of the Issuer’s stockholders to vote on the transaction contemplated by the Stock Purchase Agreement, and to vote all shares of Common Stock that such Reporting Person owns or has the right to vote or direct the voting of in favor of authorization and approval of the transaction contemplated by the Stock Purchase Agreement and against any action inconsistent therewith.  In the Voting Agreement, each Reporting Person also appointed Holdings LLC, Mr. Kassel and Mr. Hale as such person’s proxy and attorney-in-fact to vote such person’s shares of Common Stock on the matters, in the manner and during the time periods specified in the Voting Agreement.  Each Reporting Person also agreed not to directly or indirectly sell, pledge, encumber, grant any proxy (except the proxy granted in the Voting Agreement) or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of, or agree or contract to transfer, its shares of Common Stock.  The preceding description of the terms of the Voting Agreement is qualified in its entirety by reference to the detailed provisions of the Voting Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

          Mr. Kassel, Mr. Franzone and Mr. Goodman entered into a stockholders’ agreement with the Issuer on April 22, 1999 (as amended, the “Stockholders’ Agreement”).  The Stockholders’ Agreement restricts the direct or indirect sale, transfer, assignment, pledge, option, mortgage, hypothecation or other disposition or encumbrance of any shares of Common Stock held by Mr. Kassel, Mr. Franzone or Mr. Goodman, subject to certain exceptions.  The parties to the Stockholders’ Agreement waived the restrictions contained in the Stockholders’ Agreement as they apply to the transactions contemplated by the Stock Purchase Agreement.  The preceding description of the terms of the Stockholders’ Agreement is qualified in its entirety by reference to the detailed provisions of the Stockholders’ Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7:          Exhibits.

(a)	Joint Filing Agreement.

(b)

Stock Purchase Agreement, dated as of May 8, 2006, by and between International Smart Sourcing, Inc. and ISSI Holdings LLC, incorporated by reference to Exhibit A to the preliminary proxy statement on Schedule 14A filed by International Smart Sourcing, Inc. on May 8, 2006.

(c)

Voting Agreement, dated as of May 8, 2006, by and among International Smart Sourcing, Inc., ISSI Holdings LLC, David Kassel, Andrew Franzone, Harry Goodman, Maryann Franzone and Dorothy Goodman, incorporated by reference to Exhibit B to the preliminary proxy statement on Schedule 14A filed by International Smart Sourcing, Inc. on May 8, 2006.

(d)

Stockholders’ Agreement, effective as of April 22, 1999, by and among International Smart Sourcing, Inc. (formerly known as International Plastic Technologies, Inc.), David Kassel, Andrew Franzone and Harry Goodman, incorporated by reference to Exhibit 10.18 to the registration statement on Form SB-2/A filed by International Plastic Technologies, Inc. on June 4, 1998.

(e)

Amendment No. 1 to Stockholders’ Agreement, effective as of April 22, 1999, by and among International Smart Sourcing, Inc. (formerly known as International Plastic Technologies, Inc.), David Kassel, Andrew Franzone and Harry Goodman, incorporated by reference to Exhibit 10.18 to the registration statement on Form SB-2/A filed by International Plastic Technologies, Inc. on June 4, 1998.

(f)

Amendment No. 2 to Stockholders’ Agreement, effective as of July 1, 2003, by and among International Smart Sourcing, Inc. (formerly known as International Plastic Technologies, Inc.), David Kassel, Andrew Franzone and Harry Goodman, incorporated by reference to Exhibit 99.4 to the quarterly report on Form 10-QSB filed by International Smart Sourcing, Inc. on August 11, 2003.

(g)

Amendment No. 3 to Stockholders’ Agreement, effective as of September 24, 2003, by and among International Smart Sourcing, Inc. (formerly known as International Plastic Technologies, Inc.), David Kassel, Andrew Franzone and Harry Goodman, incorporated by reference to Exhibit 99.1 to the annual report on Form 10-KSB filed by International Smart Sourcing, Inc. on March 18, 2004.

Signatures.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 17, 2006

ISSI HOLDINGS LLC

By:	/s/ David Hale

Name:	David Hale
Title:	President

/s/ David Kassel

David Kassel

/s/ Andrew Franzone

Andrew Franzone

/s/ Harry Goodman

Harry Goodman

/s/ Maryann Franzone

Maryann Franzone

/s/ Dorothy Goodman

Dorothy Goodman

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 7(a)

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of International Smart Sourcing, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf as of the date indicated:

Date: May 17, 2006

ISSI HOLDINGS LLC

By:	/s/ David Hale

Name:	David Hale
Title:	President

/s/ David Kassel

David Kassel

/s/ Andrew Franzone

Andrew Franzone

/s/ Harry Goodman

Harry Goodman

/s/ Maryann Franzone

Maryann Franzone

/s/ Dorothy Goodman

Dorothy Goodman